SECURITIES PURCHASE AGREEMENT
This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of April 18, 2013, is made by and among VELTI PLC, a company organized under the laws of the Bailiwick of Jersey (the “Company”), and the Purchasers listed on Exhibit A hereto, together with their permitted transferees (each, a “Purchaser” and collectively, the “Purchasers”).
EXECUTION VERSION

RECITALS:
A. The Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act.
B. The Purchasers, severally and not jointly, desire to purchase and the Company desires to sell, upon the terms and conditions stated in this Agreement, up to a maximum of $30,000,000 of Ordinary Shares.
C. The capitalized terms used herein and not otherwise defined have the meanings given them in Article 7.
AGREEMENT
In consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers (severally and not jointly) hereby agree as follows:
ARTICLE 1

PURCHASE AND SALE OF SECURITIES
1.1    Purchase and Sale of Securities. At the Closing, the Company will issue and sell to each Purchaser, and each Purchaser will, severally and not jointly, purchase from the Company, the number of Ordinary Shares (the “Shares” or the “Securities”). The purchase price for each Share shall be $1.50 (the “Purchase Price”).
1.2    Payment. On or prior to the Closing Date, each Purchaser will pay the Purchase Price set forth opposite its name on Exhibit A hereto by wire transfer of immediately available funds in accordance with wire instructions provided by the Company to the Purchasers prior to the Closing. Subject to any other arrangement between the Company and a particular Purchaser, on the Closing Date, the Company shall deliver to each Purchaser or in such nominee name(s) as designated by such Purchaser in writing one or more certificates representing the number of Shares set forth opposite such Purchaser’s name on Exhibit A hereto.
1.3    Closing Date. The closing of the transaction contemplated by this Agreement will take place on or before April 24, 2013 (the “Closing Date”) and the closing (the “Closing”) will be held at the offices of Velti Inc., Steuart Tower, 1 Market Street, Suite 600, San Francisco, CA 94105, or at such other time and place (including by electronic exchange or facsimile signature) as shall be agreed upon by the Company and the Purchasers hereunder of a majority in interest of the aggregate Shares.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the SEC Documents or in the Disclosure Schedule, which Disclosure Schedule shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedule, the Company hereby represents and warrants to the Purchasers and the Placement Agent that:

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2.1    Organization and Qualification. Each of the Company and its Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a public limited company, corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business as currently conducted. Each of the Company and each Subsidiary is duly qualified as a foreign public limited company, corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the absence of such qualification would not reasonably be expected to have a Material Adverse Effect. All of the issued and outstanding Ordinary Shares or other equity or ownership interests of each subsidiary have been duly authorized and validly issued, are fully paid and nonassessable. The Company does not own or control, directly or indirectly, any public limited company, corporation, association or other entity other than (i) the Subsidiaries listed in Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and (ii) such other entities omitted from Exhibit 8.1 which, when such omitted entities are considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X.
2.2    Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to issue the Securities in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby (including the issuance of the Securities) have been duly authorized by the Company’s Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its shareholders is required. This Agreement has been duly executed by the Company and assuming due authorization, execution, and delivery of this Agreement by each other party hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity and except as rights to indemnity and contribution may be limited by state or federal securities laws or public policy underlying such laws.
2.3    Capitalization. The authorized Ordinary Shares of the Company, as of March 31, 2013, consisted of 100,000,000 Ordinary Shares, of which 66,164,433 Ordinary Shares were issued and outstanding. All of the issued and outstanding Ordinary Shares have been duly authorized, validly issued, fully paid, and nonassessable. Options to purchase an aggregate of 4,646,183 Ordinary Shares were outstanding as of March 31, 2013 and deferred share awards subject to vesting restrictions covering an aggregate of 3,331,732 Ordinary Shares were outstanding as of March 31, 2013. Except as disclosed herein, the Company does not have outstanding any options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, Ordinary Shares or any such options, rights, convertible securities or obligations other than options granted under the Company’s share incentive plans. The issuance and sale of the Shares will not obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s Ordinary Shares to which the Company is a party or, to the Company’s knowledge, between or among any of the Company’s shareholders. The Company’s Memorandum and Articles of Association, as amended (the “Articles of Association”), as in effect on the date hereof is filed as an exhibit to the SEC Documents.
2.4    Issuance of Securities. The Shares are duly authorized and, upon issuance and payment in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free and clear of all liens and other encumbrances, other than restrictions on transfer provided for in this Agreement or imposed by applicable securities laws, and will not be subject to preemptive rights or other similar rights of shareholders of the Company. Assuming the accuracy of the representations and warranties of each Purchaser in this Agreement, the offer and issuance of the Securities by the Company is exempt from registration under the Securities Act.

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2.5    No Conflicts; Government Consents and Permits.
(a)    The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the issuance of the Securities) will not (i) conflict with or result in a violation of any provision of its Articles of Association or other applicable charter documents or, subject to the Required Approvals, require the approval of the Company’s shareholders, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default under, any agreement, indenture, or instrument to which the Company or any of its Subsidiaries is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or its Subsidiary or the Company’s securities are subject) applicable to the Company, except in the case of clauses (ii) and (iii) only, for such conflicts, breaches, defaults, and violations as would not reasonably be expected to have a Material Adverse Effect.
(b)    Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for the Company to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof, or to issue and sell the Securities in accordance with the terms hereof, other than: (i) such as have been made or obtained; (ii) the registration of the Shares under the Securities Act pursuant to Section 6 hereof; (iii) any filings required to be made under federal or state securities laws; (iv) and any required filings or notifications regarding the issuance or listing of additional shares with Nasdaq (collectively, the “Required Approvals”).
(c)    The Company and its Subsidiaries each have all franchises, permits, licenses, and any similar authority necessary for the conduct of their business as now being conducted by them, except for such franchise, permit, license or similar authority, the lack of which would not reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, neither the Company nor any of its Subsidiaries have received any actual notice of any proceeding relating to revocation or modification of any such franchise, permit, license, or similar authority except where such revocation or modification would not reasonably be expected to have a Material Adverse Effect.
2.6    SEC Documents, Financial Statements. The Company has timely filed (or has received a valid extension of such time of filing prior to the expiration of any such extension) all reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 31, 2011, pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to herein as the “SEC Documents”). Each Purchaser has had access to, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the Financial Statements and the related notes complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing. The Financial Statements and the related notes have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in the Financial Statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments). All material agreements that were required to be filed as exhibits to the SEC Documents under the SEC’s rules and instructions for Reports on Form 20-F (collectively, the “Material Agreements”) to which the Company or any Subsidiary of the Company is a party, or the property or assets of the Company or any Subsidiary of the Company are

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subject, have been filed as exhibits to the SEC Documents. All Material Agreements are valid and enforceable against the Company and its Subsidiaries in accordance with their respective terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and (ii) as enforceability may be subject to general principles of equity and except as rights to indemnity and contribution may be limited by state or federal securities laws or public policy underlying such laws. Neither the Company nor its Subsidiaries are in breach of or default under any of the Material Agreements, and to the Company’s knowledge, no other party to a Material Agreement is in breach of or default under such Material Agreement, except in each case, for such breaches or defaults as would not reasonably be expected to have a Material Adverse Effect.
2.7    Disclosure Controls and Procedures. The Company has established and maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are effective in all material respects to ensure that material information relating to the Company, including any consolidated Subsidiaries, is made known to the certifying officers by others within those entities. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the most recently periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal control over financial reporting.
2.8    Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
2.9    Absence of Litigation. As of the date hereof, there is no action, suit, proceeding or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries that if determined adversely to the Company or its Subsidiaries would reasonably be expected to have a Material Adverse Effect or would reasonably be expected to impair the ability of the Company to perform its obligations under this Agreement. To the Company’s knowledge, neither the Company, its Subsidiaries, nor any director or officer thereof, is or has been the subject of any action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty relating to the Company. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC of the Company or any current or former director or officer of the Company. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC of the Company or any current or former director or officer of the Company. The Company has not received any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act and, to the Company’s knowledge, the SEC has not issued any such order.
2.10    Intellectual Property Rights. The Company and its Subsidiaries own or possess sufficient trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets and other similar rights (collectively, “Intellectual Property Rights”) reasonably necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights would not have a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of infringement or conflict with asserted Intellectual Property Rights of others. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing or otherwise violating Intellectual Property Rights of others. As of the date hereof, the Company is not a party to or bound by any material options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity. None of the

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technology employed by the Company or any of its Subsidiaries has been obtained or is being used by the Company or any of its Subsidiaries in violation of any contractual obligation binding on the Company or any of its Subsidiaries or, to the Company’s knowledge, any of its or its Subsidiaries’ officers, directors or employees or otherwise in violation of the rights of any persons, except such violations as would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Company, there are no pending or threatened legal or governmental proceedings relating to Intellectual Property Rights of the Company and its Subsidiaries and no such proceedings have been threatened or contemplated by the Company, on one hand, or have been threatened by third parties or any government entity, on the other hand. The Company and its contractors have not licensed or distributed to any third party any combination of  open source software or other publicly available software (the “Publicly Available Software”) with any software in which the Company claims ownership rights (the “Company Software”) in a manner that  would (i) require or condition the use or distribution of any of the Company  Software in source code form or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company to use or distribute any of its  Company Software in any manner.
2.11    Placement Agent. Neither the Company, nor any of its affiliates, nor any Person acting on its behalf, has taken any action that would give rise to any claim by any Person for brokerage commissions, placement agent’s fees or similar payments relating to this Agreement or the transactions contemplated hereby, except for dealings with the Placement Agent, whose commission and fees will be paid by the Company.
2.12    Investment Company. The Company is not and, after giving effect to the offering and sale of the Securities, will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.
2.13    No Material Adverse Change. Since December 31, 2012, and except for changes in the ordinary course of business, there has not been any change in the assets, business, properties, financial condition or results of operations of the Company or its Subsidiaries that would reasonably be expected to have a Material Adverse Effect.  Since December 31, 2012, (i) there has not been any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company or its Subsidiaries on any class of Ordinary Shares, (ii) the Company has not purchased, redeemed or made any agreements to purchase or redeem any Ordinary Shares (other than in connection with repurchases of unvested shares issued to employees of the Company), (iii) the Company has not issued any equity securities to any officer, director or Affiliate, except issued pursuant to existing Company share incentive plans or executive and director compensation arrangements disclosed in the SEC Documents, (iv) neither the Company nor its Subsidiaries have sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, (v) neither the Company nor its Subsidiaries have incurred any material liabilities except in the ordinary course of business and (vi) the Company has not altered materially its method of accounting or the manner in which it keeps its accounting books and records.  Except for the issuance of the Shares contemplated by this Agreement, no event, liability or development that would reasonably be expected to have a Material Adverse Effect has occurred or exists with respect to the Company, its Subsidiaries or their respective business, properties, operations or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least one Business Day prior to the date that this representation is made.
2.14    The Nasdaq Global Select Market. The Ordinary Shares are listed on The Nasdaq Global Select Market, and to the Company’s knowledge, there are no proceedings to revoke or suspend such listing or the listing of the Shares. The Company is in compliance with the requirements of Nasdaq for continued listing of the Ordinary Shares thereon and any other Nasdaq listing and maintenance requirements.

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2.15    Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity with respect to the Company) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Purchaser or any of their respective representatives or agents to the Company in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Purchaser’s purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.
2.16    Accountants. To the knowledge and belief of the Company, Baker Tilly Virchow Krause, LLP, who will have expressed or will express, as the case may be, their opinion with respect to the audited financial statements and schedules to be included as a part of any Registration Statement prior to the filing of any such Registration Statement, are independent accountants as required by the Securities Act.
2.17    Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary for a company (i) in the businesses and location in which the Company and its Subsidiaries are engaged, (ii) with the resources of the Company and its Subsidiaries and (iii) at a similar stage of development as the Company. The Company believes it and its Subsidiaries will be able to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.
2.18    Foreign Corrupt Practices. Neither the Company nor its Subsidiaries, nor to the Company’s knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
2.19    Private Placement. Neither the Company nor its Subsidiary or any affiliates, nor any Person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would (i) require registration of the Securities under the Securities Act or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or shareholder approval provisions. Assuming the accuracy of the representations and warranties of each Purchaser contained in Article 3 hereof, the issuance of the Securities are exempt from registration under the Securities Act.
2.20    No Registration Rights. Assuming the accuracy of the representations and warranties of each Purchaser contained in Article 3, and each Purchaser’s compliance with this Agreement, no Person has the right to require the Company to register any securities for sale under the Securities Act by reason of the filing of a Registration Statement. To the Company’s knowledge, no facts or circumstances exists that would inhibit or delay the preparation and filing of the Registration Statement with respect to the Ordinary Shares in accordance with Article 6.
2.21    Taxes. Each of the Company and its Subsidiaries has (i) accurately and timely filed (or has obtained an extension of time within which to file) all necessary federal, state and foreign income and franchise tax returns, (ii) paid all taxes shown as due on such tax returns and (iii) set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns apply, except where the failure to so file, the failure to so pay or the failure to so set aside would not reasonably be expected to have a Material Adverse Effect.  To the Company’s knowledge, there are no unpaid taxes in any material amount claimed by the taxing authority of any jurisdiction to be due by the Company or its Subsidiaries, and, to the Company’s knowledge, there is no basis for any such claim.

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2.22    Real and Personal Property. The Company and each of its Subsidiaries has good and marketable title to, or has valid rights to lease or otherwise use, all items of real and personal property that are material to the business of the Company and its Subsidiaries free and clear of all liens, encumbrances, claims and defects and imperfections of title except for Permitted Liens and those that (i) do not materially interfere with the use of such property by the Company or its Subsidiaries (ii) reflected in the Company Financial Statements or (iii) would not reasonably be expected to have a Material Adverse Effect.
2.23    Application of Takeover Protections. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not impose any restriction on any Purchaser, or create in any party (including any current shareholder of the Company) any rights, under any share acquisition, business combination, poison pill (including any distribution under a rights agreement), or other similar anti-takeover provisions under the Company’s charter documents or the laws of its state of incorporation.
2.24    No Manipulation of Shares. The Company has not, and to its knowledge no one acting on its behalf has, taken, nor will it take, directly or indirectly any action designed to stabilize or manipulate the price of the Ordinary Shares or any security of the Company to facilitate the sale or resale of any of the Shares.
2.25    Related Party Transactions. Except with respect to the transactions that are not required to be disclosed, to the Company’s knowledge, all transactions that have occurred between or among the Company, on the one hand, and any of its officers or directors, or any affiliate or affiliates of any such officer or director, on the other hand, prior to the date hereof have been disclosed in the SEC Documents.
2.26    Use of Proceeds. The Company shall use the net proceeds of the sale of the Securities hereunder for research and development of the Company’s technology solutions, working capital and general corporate purposes.
2.27    Sarbanes-Oxley Act. The Company is in compliance in all material respects with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective to the Company, as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective to the Company as of the date hereof and as of the Closing Date.
2.28    Money Laundering Laws. The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
2.29    OFAC. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or Person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

ARTICLE 3

PURCHASER’S REPRESENTATIONS AND WARRANTIES

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Each Purchaser represents and warrants to the Company and the Placement Agent, severally and not jointly, with respect to itself and its purchase hereunder, that:
3.1    Investment Purpose. The Purchaser is purchasing the Securities for its own account and not with a present view toward the public sale or distribution thereof and has no intention of selling or distributing any of such Securities or any arrangement or understanding with any other Persons regarding the sale or distribution of such Securities except in accordance with the provisions of Article 6 and except as would not result in a violation of the Securities Act or any applicable state securities laws. The Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities except in accordance with the provisions of Article 6 or pursuant to and in accordance with the Securities Act or any applicable state securities laws.
3.2    Information. The Purchaser has been furnished with all relevant materials relating to the business, finances and operations of the Company necessary to make an investment decision, and materials relating to the offer and sale of the Securities, that have been requested by the Purchaser. The Purchaser has been afforded the opportunity to ask questions of the Company. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Purchased Shares.
3.3    Acknowledgement of Risk.
(a)    The Purchaser acknowledges and understands that its investment in the Securities involves significant risks, including, without limitation, the following: (i) an investment in the Company is speculative, and only Purchasers who can afford the loss of their entire investment should consider investing in the Company and the Securities; (ii) the Purchaser may not be able to liquidate its investment; (iii) transferability of the Securities is extremely limited; and (iv) in the event of a disposition of the Securities, the Purchaser could sustain the loss of its entire investment;
(b)    The Purchaser is able to bear the economic risk of holding the Securities for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Securities; and
(c)    The Purchaser has, in connection with the Purchaser’s decision to purchase Securities, not relied upon any representations or other information (whether oral or written) other than as set forth in the representations and warranties of the Company contained herein and the information disclosed in the SEC Documents, including the Risk Factors in the SEC Documents, and the Purchaser has, with respect to all matters relating to this Agreement and the offer and sale of the Securities, relied solely upon the advice of such Purchaser’s own counsel and has not relied upon or consulted any counsel to the Placement Agent or counsel to the Company.
3.4    Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Securities or an investment therein.
3.5    Transfer or Resale. The Purchaser understands that:
(a)    the Securities have not been and are not being registered under the Securities Act (other than as contemplated in Article 6) or any applicable state securities laws and, consequently, the Purchaser may have to bear the risk of owning the Securities for an indefinite period of time because the Securities may not be transferred unless (i) the resale of the Securities is registered pursuant to an effective registration statement under the Securities Act, as contemplated in Article 6, (ii) the Purchaser has delivered to the Company an opinion of counsel (in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, or (iii) the Securities are sold or transferred pursuant to Rule 144;

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(b)    any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and
(c)    except as set forth in Article 6 herein, neither the Company nor any other Person is under any obligation to register the resale of the Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.
3.6    Legends.
(a)    The Purchaser understands the certificates representing the Securities will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Securities):
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. THE COMPANY SHALL BE ENTITLED TO REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED TO THE EXTENT THAT SUCH OPINION IS REQUIRED PURSUANT TO THAT CERTAIN SECURITIES PURCHASE AGREEMENT UNDER WHICH THE SECURITIES WERE ISSUED.
(b)    To the extent the resale of the Shares is registered under the Securities Act pursuant to an effective Registration Statement, the Company agrees to promptly (i) authorize the removal of the legend set forth in Section 3.6(a) and any other legend not required by applicable law from such Shares and (ii) cause its transfer agent to issue such Shares without such legends to the holders thereof by electronic delivery at the applicable balance account at the Depository Trust Company upon surrender of any share certificates evidencing such Shares. With respect to any Shares for which restrictive legends are removed pursuant to this Section 3.6(b), the holder thereof agrees to only sell such Shares when and as permitted by the effective Registration Statement covering such resale and in accordance with applicable securities laws and regulations. Any fees (with respect to the Company’s transfer agent, counsel or otherwise) associated with the removal of such legend(s) shall be borne by the Company.
(c)    The Purchaser may request that the Company remove, and the Company agrees to authorize the removal of any legend from the Shares (i) following any sale of such Shares pursuant to Rule 144, or (ii) if such Shares are eligible for sale under Rule 144 following the expiration of the relevant holding requirement under subparagraphs (b) and (d) thereof. Following the time a legend is no longer required for the Shares under this Section 3.6(c), the Company will, no later than five Business Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a legended certificate representing such securities, deliver or cause to be delivered to such Purchaser a certificate representing such securities that is free from all restrictive and other legends.
3.7    Authorization; Enforcement. The Purchaser has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder. The Purchaser has taken all necessary action to authorize the execution, delivery and performance of this Agreement. Upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity and except as rights to indemnity and contribution may be limited by state or federal securities laws or public policy underlying such laws.

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3.8    Residency. Unless the Purchaser has otherwise notified the Company in writing, the Purchaser is a resident of the jurisdiction set forth immediately below such Purchaser’s name on the signature pages hereto.
3.9    Acknowledgements Regarding Placement Agent.
(a)    The Purchaser acknowledges that the Placement Agent is acting as placement agent on a “best efforts” basis for the Securities being offered hereby and will be compensated by the Company for acting in such capacity. The Purchaser represents that (i) the Purchaser was contacted regarding the sale of the Securities by the Placement Agent or the Company (or an authorized agent or representative thereof) with whom the Purchaser entered into a verbal or written confidentiality agreement and (ii) no Securities were offered or sold to it by means of any form of general solicitation or general advertising as such terms are used in Regulation D of the Securities Act. Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosure made to it in connection with this transaction (including the existence and terms of this Agreement).
(b)    The Purchaser represents that it is making this investment based on the results of its own due diligence investigation of the Company, and has not relied on any information or advice furnished by or on behalf of the Placement Agent in connection with the transactions contemplated hereby. The Purchaser acknowledges that the Placement Agent has not made, and will not make, any representations and warranties with respect to the Company or the transactions contemplated hereby, and the Purchaser will not rely on any statements made by the Placement Agent, orally or in writing, to the contrary. Neither the Placement Agent nor any of its representatives have any responsibility with respect to the completeness or accuracy of any information or materials furnished to such Purchaser in connection with the transactions contemplated hereby.
(c)    The parties agree and acknowledge that the Placement Agent may rely on the representations, warranties, agreements and covenants of the Company contained in this Agreement and may rely on the representations and warranties of the respective Purchasers contained in this Agreement as if such representations, warranties, agreements, and covenants, as applicable, were made directly to the Placement Agent. The parties further agree that the Placement Agent may rely on or, if the Placement Agent so request, be specifically named as an addressee of, the legal opinions to be delivered pursuant to Section 5.2(d) of this Agreement.
3.10    Exculpation of Placement Agent. Each party hereto agrees for the express benefit of the Placement Agent, its respective affiliates and its respective representatives that neither the Placement Agent nor any of its affiliates or any of its representatives (1) has any duties or obligations other than those specifically set forth herein or in the engagement letter, dated as of April 5, 2013, among the Company and Jefferies LLC (the “Engagement Letter”); (2) shall be liable for any improper payment made in accordance with the information provided by the Company; (3) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or any other agreements contemplated hereby; or (4) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or any other agreements contemplated hereby or (y) for anything which any of them may do or refrain from doing in connection with this Agreement or any other agreements contemplated hereby Document, except for such party’s own gross negligence, willful misconduct or bad faith. The Placement Agent, its respective affiliates and its respective representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as Placement Agent hereunder pursuant the indemnification provisions set forth in the Engagement Letter.
3.11    Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

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3.12    Need for Additional Financing. Such Purchaser understands that the Company may need to obtain additional financing following consummation of this Agreement in order to fully execute its current business plan and objectives. Such financing could be in the form of a sale or sales of equity or debt or equipment lease financing or a combination of the foregoing. Such financing could lead to material dilution to the Company’s then existing equity holders and could provide for terms that restrict the operations of the Company. There can be no assurance that any additional financing following the consummation of this Agreement will be available to the Company on commercially reasonable terms or at all. In the event the Company is unable to obtain additional financing, it may not be able to fully execute its business plan and objectives and could be forced to curtail some or all of its operations.
3.13    Non-US Citizen. If such Purchaser is not a United States person, it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to purchase the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Such Purchaser’s payment for, and his or her continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

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ARTICLE 4

COVENANTS
4.1    Reporting Status. The Company’s Ordinary Shares are registered under Section 12 of the Exchange Act. During the Registration Period, the Company will timely file (or obtain extensions in respect thereof and file within applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act, with the SEC and the Company will not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.
4.2    Expenses. The Company and each Purchaser is liable for, and will pay, its own fees and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ consultants’ accountants’ and other advisers’ fees and expenses.
4.3    Financial Information. The financial statements of the Company to be included in any documents filed with the SEC will be prepared in accordance with U.S. GAAP, consistently applied (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, may be condensed or summary statements), and will fairly present in all material respects the consolidated financial position of the Company and consolidated results of its operations and cash flows as of, and for the periods covered by, such financial statements (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments).
4.4    Securities Laws Disclosure; Publicity. On or before 9:00 a.m., New York local time, on the trading day immediately following the date hereof, the Company shall issue a press release or file a Report of Foreign Private Issuer on Form 6-K announcing the signing of this Agreement and describing the terms of the transactions contemplated by this Agreement. Promptly after such announcement, the Company shall file a Report of Foreign Private Issuer on Form 6-K with the SEC describing the terms of the transactions contemplated by this Agreement and including as an exhibit to such Current Report on Form 6-K this Agreement, in the form required by the Exchange Act. From and after the issuance of the press release or Form 6-K filed on or before 9:00 a.m., New York local time on the trading day immediately following the date hereof, no Purchaser shall be in possession of any material, non-public information received from the Company or any of its officers, directors, employees or agents, that is not disclosed in the press release or Form 6-K. The Company shall not otherwise publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the SEC (other than in a Registration Statement and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act) or any regulatory agency, without the prior written consent of such Purchaser, except to the extent such disclosure is required by law or regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure.
4.5    Sales by Purchasers. Each Purchaser will sell any Securities held by it in compliance with applicable prospectus delivery requirements, if any, or otherwise in compliance with the requirements for an exemption from registration under the Securities Act and the rules and regulations promulgated thereunder. No Purchaser will make any sale, transfer or other disposition of the Securities in violation of federal or state securities laws.
4.6    Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D of the Securities Act and to provide a copy thereof, promptly upon the written request of any Purchaser. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption from, or to qualify the Securities for, sale to the Purchasers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon the written request of any Purchaser.

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ARTICLE 5

CONDITIONS TO CLOSING
5.1    Conditions to Obligations of the Company. The Company’s obligation to complete the purchase and sale of the Securities and deliver such share certificate(s) to each Purchaser is subject to the waiver by the Company or fulfillment as of the Closing Date of the following conditions:
(a)    Receipt of Funds. The Company shall have received by wire transfer to the account as specified in writing by the Company immediately available funds in the full amount of the Purchase Price for the Securities being purchased hereunder as set forth opposite such Purchaser’s name on Exhibit A hereto.
(b)    Representations and Warranties. The representations and warranties made by each Purchaser in Article 3 shall be true and correct in all material respects as of the Closing Date (unless as of a specific date therein) (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true in correct in all respects).
(c)    Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.
(d)    Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any or foreign or other jurisdiction state for the offer and sale of the Securities.
(e)    Nasdaq Qualification. The Shares to be issued shall be duly authorized for listing by Nasdaq, subject to official notice of issuance, to the extent required by the rules of Nasdaq.
(f)    Absence of Litigation. No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted or be pending before any court, arbitrator, governmental body, agency or official.
(g)    No Governmental Prohibition. The sale of the Securities by the Company shall not be prohibited by any law or governmental order or regulation.
(h)    Agreement Execution. A duly executed copy of its signature page to this Agreement duly executed by such Purchaser.
5.2    Conditions to Purchasers’ Obligations at the Closing. Each Purchaser’s obligation to complete the purchase and sale of the Securities is subject to the waiver by such Purchaser or fulfillment as of the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties made by the Company in Article 2 shall be true and correct in all material respects as of the Closing Date (unless as of a specific date therein) (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true in correct in all respects).
(b)    Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.
(c)    Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Securities.

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(d)    Legal Opinion. The Company shall have delivered to such Purchaser an opinion, dated as of the Closing Date, from each of DLA Piper LLP (US) and Mourant Ozannes, counsels to the Company, in substantially the forms attached hereto as Exhibit B and Exhibit C.
(e)    Share Certificate. Receipt by the Purchaser or its custodian of one or more physical certificates representing the number of Shares set forth opposite such Purchaser’s name on Exhibit A hereto.
(f)    Nasdaq Qualification. The Shares shall be duly authorized for listing by Nasdaq, subject to official notice of issuance, to the extent required by the rules of Nasdaq.
(g)    Absence of Litigation. No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted or be pending before any court, arbitrator, governmental body, agency or official.
(h)    No Governmental Prohibition. The sale of the Securities by the Company shall not be prohibited by any law or governmental order or regulation.
(i)    Minimum Aggregate Investment. The Company shall have received at the Closing at least $10 million of aggregate gross proceeds from the sale of Securities hereunder.
(j)    Agreement Execution. A duly executed copy of its signature page to this Agreement duly executed by the Company.

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ARTICLE 6

REGISTRATION RIGHTS
6.1    As soon as reasonably practicable, but in no event later than 10 days after the Closing Date (the “Filing Date”), the Company shall file a registration statement covering the resale of the Registrable Securities with the SEC for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form F-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3 in which case such registration shall be on another appropriate form for such purpose) and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Registration Statement) a “Plan of Distribution” substantially in the form agreed by the parties to this Agreement (the “Initial Registration Statement”). The Company shall use commercially reasonable efforts to cause the Initial Registration Statement to be declared effective under the Securities Act as soon as practicable but, in any event, no later than the Initial Effectiveness Deadline, and shall use commercially reasonable efforts to keep the Initial Registration Statement (or a Subsequent Form F-3, as defined below) continuously effective under the Securities Act until the earlier of (i) such time as all of the Registrable Securities covered by such Initial Registration Statement have been sold or (ii) the date when all Registrable Securities covered by the Initial Registration Statement cease to be Registrable Securities as determined by the counsel to the Company. Notwithstanding the foregoing, the Company shall only be required to initially register the number of Registrable Securities the SEC allows to be registered on the Initial Registration Statement. For purposes of clarification, any failure by the Company to file the Initial Registration Statement by the Filing Date or to effect such Registration Statement within the Initial Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect the Initial Registration Statement as set forth above in this Section 6.1. In the event the SEC informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof, (ii) use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the SEC and/or (iii) withdraw the Initial Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form F-3 or, if the Company is ineligible to register for resale the Registrable Securities on Form F-3, such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities. In the event the Company amends the Initial Registration Statement or files a New Registration Statement, as the case may be, under clauses (ii) or (iii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements on Form F-3 or, if the Company is ineligible to register for resale the Registrable Securities on Form F-3, such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statements”). Notwithstanding any other provision of this Agreement and subject to the payment of damages in Section 6.3, if the SEC limits the number of Registrable Securities permitted to be registered on a particular Registration Statement (and notwithstanding that the Company used commercially diligent efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), any required cutback of Registrable Securities shall be applied to the Purchasers pro rata in accordance with the number of such Registrable Securities sought to be included in such Registration Statement by reference to the amount of Registrable Securities set forth opposite such Purchaser’s name on Exhibit A (and in the case of a subsequent transfer, the initial Purchaser’s transferee) relative to the aggregate amount of all Registrable Securities.
6.2    All reasonable Registration Expenses incurred in connection with any registration, qualification, exemption or compliance pursuant to Section 6.1 shall be borne by the Company. All Selling Expenses relating to the sale of securities registered by or on behalf of Holders shall be borne by such Holders pro rata on the basis of the number of securities so registered.

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6.3    The Company further agrees that, in the event that (i) the Initial Registration Statement has not been filed with the SEC within the Filing Date, (ii) the Initial Registration Statement or the New Registration Statement, as applicable, has not been declared effective by the SEC within the Initial Effectiveness Deadline or (iii) after such Registration Statement is declared effective by the SEC, is suspended by the Company or ceases to remain continuously effective as to all Registrable Securities for which it is required to be effective, other than, in each case, within the time period(s) permitted by Section 6.7(b) (each such event referred to in clauses (i), (ii) and (iii), (a “Registration Default”)), for all or part of any thirty-day period (a “Penalty Period”) during which the Registration Default remains uncured (which initial thirty-day period shall commence on the fifth Business Day after the date of such Registration Default if such Registration Default has not been cured by such date), the Company shall pay to each Purchaser 1.5% of such Purchaser’s Purchase Price of his or her Securities for each Penalty Period during which the Registration Default remains uncured; provided, however, that if a Purchaser fails to provide the Company with any information that is required to be provided in such Registration Statement with respect to such Purchaser as set forth herein, then the commencement of the Penalty Period described above shall be extended until two Business Days following the date of receipt by the Company of such required information; and provided, further, that in no event shall the Company be required hereunder to pay to any Purchaser pursuant to this Agreement more than 1.5% of such Purchaser’s Purchase Price of his or her securities in any Penalty Period and in no event shall the Company be required hereunder to pay to any Purchaser pursuant to this Agreement an aggregate amount that exceeds 10.0% of the Purchase Price paid by such Purchaser for such Purchaser’s Securities. The Company shall deliver said cash payment to the Purchaser by the fifth Business Day after the end of such Penalty Period. If the Company fails to pay said cash payment to the Purchasers in full by the fifth Business Day after the end of such Penalty Period, the Company will pay interest thereon at a rate of 12% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Purchasers, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.  Notwithstanding the foregoing, in the event a Registration Default occurs pursuant to clause (iii) hereof, the 1.5% of liquidated damages referred to above for any Penalty Period shall be reduced to equal the percentage determined by multiplying 1.5% by a fraction, the numerator of which shall be the number of Registrable Securities covered by the Registration Statement that is suspended by the Company or ceases to remain continuously effective as to all Registrable Securities for which it is required to be effective which are still Registrable Securities at such time and for which there is not otherwise an effective Registration Statement at such time and the denominator of which shall be the number of Registrable Securities at such time.
6.4    In the case of the registration effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform each Holder as to the status of such registration. At its expense the Company shall:
(a)    except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration continuously effective with respect to a Holder, and to keep the applicable Registration Statement free of any material misstatements or omissions, until the date all Shares held by such Holder may be sold under Rule 144 without being subject to any volume, manner of sale or publicly available information requirements. The period of time during which the Company is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period.”
(b)    advise the Holders within five Business Days:
(i)    when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;
(ii)    of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;
(iii)    of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

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(iv)     of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(v)    of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading;
(c)    use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(d)    if a Holder so requests in writing, promptly furnish to each such Holder without charge at least one copy of each Registration Statement and each post-effective amendment thereto, including financial statements and schedules (excluding those previously furnished or incorporated by reference), except if such documents are available on EDGAR;
(e)    during the Registration Period, promptly deliver to each such Holder, without charge, an electronic copy of each prospectus included in a Registration Statement and any amendment or supplement thereto as such Holder may reasonably request in writing, except if such documents are available on EDGAR; and the Company consents to the use, consistent with the provisions hereof, of the prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by a prospectus or any amendment or supplement thereto
(f)    during the Registration Period, if a Holder so requests in writing, deliver to each Holder, without charge, (i) one electronic copy of the following documents, other than those documents available via EDGAR: (A) its annual report to its shareholders, if any (which annual report shall contain financial statements audited in accordance with U.S. GAAP in the United States of America by a firm of certified public accountants of recognized standing) and (B) if not included in substance in its annual report to shareholders, its annual report on Form 20-F (or similar form);
(g)    prior to any public offering of Registrable Securities pursuant to any Registration Statement, promptly take such commercially reasonable actions to register for offer and sale under the securities or blue sky laws of such United States jurisdictions as any such Holders reasonably request in writing, provided that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, and do any and all other acts or things reasonably necessary or advisable to enable the offer and sale in such jurisdictions of the Registrable Securities covered by any such Registration Statement. For the avoidance of doubt, if, at any time during the Registration Period, there is not an effective Registration Statement covering all of the Registrable Securities and the Company determines to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, as described in Section 6.10 herein, the Company shall not include in such registration statement all or any part of such Registrable Securities.
(h)    upon the occurrence of any event contemplated by Section 6.4(b)(v) above, except for such times as the Company is permitted hereunder to suspend the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

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(i)    otherwise use its commercially reasonable efforts to comply in all material respects with all applicable rules and regulations of the SEC which could affect the sale of the Registrable Securities;
(j)    use its commercially reasonable efforts to cause all Registrable Securities to be listed on each securities exchange or market, if any, on which equity securities issued by the Company have been listed;
(k)    use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby and to enable the Holders to sell Registrable Securities under Rule 144;
(l)    provide to each Purchaser and its representatives, if requested, the opportunity to conduct a reasonable inquiry of the Company’s financial and other records during normal business hours and make available its officers, directors and employees for questions regarding information which such Purchaser may reasonably request in order to fulfill any due diligence obligation on its part; and
(m)    permit a single counsel for the Purchasers to review any Registration Statement and all amendments and supplements thereto within two Business Days prior to the filing thereof with the SEC;
provided that, in the case of clauses (l) and (m) above, the Company shall not be required (A) to delay the filing of any Registration Statement or any amendment or supplement thereto as a result of any ongoing diligence inquiry by or on behalf of a Holder or to incorporate any comments to any Registration Statement or any amendment or supplement thereto by or on behalf of a Holder if such inquiry or comments would require a delay in the filing of such Registration Statement, amendment or supplement, as the case may be, or (B) to provide, and shall not provide, any Purchaser or its representatives with material, non-public information unless such Purchaser agrees to receive such information and enters into a written confidentiality agreement with the Company in a form reasonably acceptable to the Company.
6.5    The Holders shall have no right to take any action to restrain, enjoin or otherwise delay any registration pursuant to Section 6.1 hereof as a result of any controversy that may arise with respect to the interpretation or implementation of this Agreement.
6.6    (a)    To the extent permitted by law, the Company shall indemnify each Holder and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which any registration that has been effected pursuant to this Agreement, against all claims, losses, damages and liabilities (or action in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (subject to Section 6.6(c) below), arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained in any Registration Statement, prospectus, any amendment or supplement thereof, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, or (ii) any violation by the Company of any rule or regulation promulgated by the Securities Act applicable to the Company and relating to any action or inaction required of the Company in connection with any such registration and will reimburse each Holder and each Person controlling such Holder, for reasonable legal and other out-of-pocket expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action as incurred; provided that the Company will not be liable in any such case to the extent that (x) any untrue statement or omission or allegation thereof is made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder for use in preparation of any Registration Statement, prospectus, amendment or supplement, or (y) the use by a Purchaser of an outdated or defective prospectus after the Company has notified such Purchaser in writing that the prospectus is outdated or defective; provided further, that the Company will not be liable in any such case where the claim, loss, damage or liability arises out of or is related to the failure of such Holder to comply with the covenants and agreements contained in this Agreement respecting sales of Registrable Securities, and except that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time any Registration Statement becomes effective or in an amended prospectus filed with the SEC pursuant to Rule 424(b) which meets the

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requirements of Section 10(a) of the Securities Act (each, a “Final Prospectus”), such indemnity shall not inure to the benefit of any such Holder or any such controlling Person, if a copy of a Final Prospectus furnished by the Company to the Holder for delivery was not furnished to the Person asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act and a Final Prospectus would have cured the defect giving rise to such loss, liability, claim or damage. The indemnity agreement contained in this Section 6.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).
(b)    Each Holder will severally, and not jointly, indemnify the Company, each of its directors and officers, and each Person who controls the Company within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (subject to Section 6.6(c) below), arising out of or based on any: (i) untrue statement (or alleged untrue statement) of a material fact contained in any Registration Statement, prospectus, or any amendment or supplement thereof, incident to any such registration, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made in each case to the extent, but only to the extent, that such untrue statement or omission or allegation thereof is made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder for use in preparation of any Registration Statement, prospectus, amendment or supplement; or (ii) any violation by a Holder of any rule or regulation promulgated by the Securities Act applicable to such Holder and relating to any action or inaction required of such Holder in connection with any such registration, and will reimburse the Company, such directors and officers, and each Person controlling the Company for reasonable legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action as incurred; provided that the indemnity shall not apply to the extent that such claim, loss, damage or liability results from the fact that a current copy of a prospectus was not made available to the Person asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act and a Final Prospectus would have cured the defect giving rise to such loss, claim, damage or liability. Notwithstanding the foregoing, a Holder’s aggregate liability pursuant to this subsection (b) and subsection (d) shall be limited to the net amount received by the Holder from the sale of the Registrable Securities.
(c)    Each party entitled to indemnification under this Section 6.6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party (at its expense) to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, unless such failure is materially prejudicial to the Indemnifying Party in defending such claim or litigation, and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or there are separate and different defenses. An Indemnifying Party shall not be liable for any settlement of an action or claim effected without its written consent (which consent will not be unreasonably withheld). No Indemnifying Party, in its defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (which consent will not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.
(d)    If the indemnification provided for in this Section 6.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall, to the exetent permitted by applicable law, contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or

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expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
6.7    (a)    Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event requiring the preparation of a supplement or amendment to a prospectus relating to Registrable Securities so that, as thereafter delivered to the Holders, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, each Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement and prospectus contemplated by Section 6.1 until its receipt of copies of the supplemented or amended prospectus from the Company and, if so directed by the Company, each Holder shall deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.
(b)    Each Holder shall suspend, upon request of the Company, any disposition of Registrable Securities pursuant to any Registration Statement and prospectus contemplated by Section 6.1 not to exceed an aggregate of 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period (each such period, a “Suspension Period”) to the extent that the Board of Directors of the Company determines in good faith that the sale of Registrable Securities under any such Registration Statement would be reasonably likely to cause a violation of the Securities Act or Exchange Act. Notwithstanding the foregoing, in the event the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede the Company’s ability to consummate such transaction, the period during which the effectiveness of the Registration Statement is suspended shall not be included in the calculation of any Suspension Period.
(c)    Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex A or in a form mutually agreeable to the parties (a “Selling Holder Questionnaire”). The Company shall not be required to include the Registrable Securities of a Holder in a Registration Statement and shall not be required to pay any additional penalty payment amounts under Section 6.3 or other damages to any Holder who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least ten Business Days prior to the applicable Filing Deadline.
(d)    Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 6.7(b), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
(e)    Notwithstanding Section 6.1, with respect to Registrable Securities not already covered by a Registration Statement, the Company shall not be obligated to file: (i) more than one pre-effective amendment or supplement to a Registration Statement for all Holders during any fiscal quarter; and (ii) more than one post-effective amendment to a Registration Statement for all Holders during any semi-annual period, and provided further, in all such cases involving supplements or amendments (whether pre-effective or post-effective), the Company shall only be obligated to make a filing when the aggregate principal amount of the Registrable Securities to be included in such amendment or supplement is more than $10 million.

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(f)    Each Holder hereby covenants with the Company (i) not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied, and (ii) if such Registrable Securities are to be sold by any method or in any transaction other than on a national securities exchange or in the over-the-counter market, in privately negotiated transactions, or in a combination of such methods, to notify the Company at least five Business Days prior to the date on which the Holder first offers to sell any such Registrable Securities.
(g)    At the end of the Registration Period the Holders shall discontinue sales of shares pursuant to any Registration Statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by any such Registration Statement which remain unsold, and such Holders shall notify the Company of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.
6.8    With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which at any time permit the sale of the Registrable Securities to the public without registration, so long as the Holders still own Registrable Securities, the Company shall use its commercially reasonable efforts to:
(a)    make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times;
(b)    file with the SEC in a timely manner all reports and other documents required of the Company under Rule 144(c) of the Exchange Act; and
(c)    so long as a Holder owns any Registrable Securities, furnish to such Holder, upon any reasonable request, a written statement by the Company as to its compliance with Rule 144 under the Securities Act, and of the Exchange Act and such other reports and documents of the Company as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration.
6.9    The rights to cause the Company to register Registrable Securities granted to the Holders by the Company under Section 6.1 may be assigned by a Holder in connection with a transfer by such Holder of all or a portion of its Registrable Securities, provided, however, that such transfer must be made at least ten days prior to the Filing Date and that (i) such transfer may otherwise be effected in accordance with applicable securities laws, (ii) such Holder gives prior written notice to the Company at least ten days prior to the Filing Date and (iii) such transferee agrees to comply with the terms and provisions of this Agreement, and such transfer is otherwise in compliance with this Agreement. Except as specifically permitted by this Section 6.9, the rights of a Holder with respect to Registrable Securities as set out herein shall not be transferable to any other Person, and any attempted transfer shall cause all rights of such Holder therein to be forfeited.
6.10    Prior to the time that Registration Statement(s) covering the resale of all Registrable Securities have been declared effective by the SEC, the Company shall not file with the SEC a registration statement under the Securities Act of any of its equity securities other than a registration statement required to be filed pursuant to this Agreement, a registration statement on Form F-3 (or similar form) and all amendments and supplements thereto, covering the resale of the MIG Shares, a registration statement on Form S-8 (or similar form) or, in connection with an acquisition, a registration statement on Form S-4 (or similar form); provided, however, that the foregoing restrictions in this Section 6.10 shall terminate upon such time as all of the Registrable Securities (i) have been publicly sold by the Holders or (ii) may be sold under Rule 144 during any 90-day period.
6.11    The rights of any Holder under any provision of this Article 6 may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) or amended by an instrument in writing signed by such Holder.

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ARTICLE 7

DEFINITIONS
7.1    “Agreement” has the meaning set forth in the preamble.
7.2     “Affiliate” means, with respect to any Person (as defined below), any other Person controlling, controlled by or under direct or indirect common control with such Person (for the purposes of this definition “control,” when used with respect to any specified Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing).
7.3     “Articles of Association” has the meaning set forth in Section 2.3.
7.4    “Business Day” means a day Monday through Friday on which banks are generally open for business in New York City.
7.5    “Closing” has the meaning set forth in Section 1.3.
7.6    “Closing Date” has the meaning set forth in Section 1.3.
7.7    “Company” means Velti Plc.
7.8    “Credit Facility” means that certain credit agreement, dated as of August 10, 2012, as amended from time to time, by and among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited, as the Borrowers, HSBC Bank USA, National Association, as Administrative Agent and Syndication Agent, and the other parties thereto.
7.9    “Evaluation Date” has the meaning set forth in Section 2.7.
7.10    “Exchange Act” means the Securities Exchange Act of 1934, as amended.
7.11    “Filing Date” has the meaning set forth in Section 6.1.
7.12    “Final Prospectus” has the meaning set forth in Section 6.6(a).
7.13    “Financial Statements” means the financial statements of the Company included in the SEC Documents.
7.14     “Holders” means any Person holding Registrable Securities or any Person to whom the rights under Article 6 have been transferred in accordance with Section 6.9 hereof.
7.15    “Indemnified Party” has the meaning set forth in Section 6.6(c).
7.16    “Indemnifying Party” has the meaning set forth in Section 6.6(c).
7.17    “Initial Effectiveness Deadline” means, with respect to the Registration Statement filed pursuant to Section 6.1, the date that is: (a) in the event that the Registration Statement is not subject to a full review by the SEC, 90 days after the Closing Date under the Securities Purchase Agreement; or (b) in the event that the Registration Statement is subject to review by the SEC, 120 days after the Closing Date under the Agreement.
7.18    “Initial Registration Statement” has the meaning set forth in Section 6.1.

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7.19    “Intellectual Property” has the meaning set forth in Section 2.10.
7.20    “Investment Company Act” has the meaning set forth in Section 2.12.
7.21    “JFSC” means the Jersey Financial Services Commission.
7.22    “Material Adverse Effect” means a material adverse effect on (a) the business, operations, assets or condition (financial or otherwise) of the Company, taken as a whole, or (b) the ability of the Company to perform its obligations pursuant to the transactions contemplated by this Agreement; provided, that none of the following shall be taken into account when determining whether there has been a Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts or development attributable to: (i) economic conditions generally in the United States, or conditions in general in the industry and markets in which the Company and its Subsidiaries conduct their businesses; (ii) any change in the laws or regulations generally applicable to the industry or markets in which the Company and its Subsidiaries operate; (iii) any decrease in the market price or trading volume of the Ordinary Shares (provided that the underlying causes of such decrease (subject to the other provisions of this paragraph) shall not be excluded), (iv) any failure to meet internal projections or forecasts or published revenue or earnings predictions for any period (provided that the underlying causes of such failures (subject to the other provisions of this paragraph) shall not be excluded), (v) any adverse change, effect, event, occurrence, state of facts or development resulting from the announcement or pendency of the transactions contemplated by this Agreement or (vi) any adverse change, effect, occurrence, state of facts or development resulting from compliance with the terms and conditions of this Agreement.
7.23    “Material Agreements” has the meaning set forth in Section 2.6.
7.24    “MIG Shares” means the Company Ordinary Shares to be registered with the SEC under a registration statement on Form F-3 (or similar form), and all amendments and supplements thereto, according to that certain share purchase agreement, dated November 14, 2011, by and among Barry Houlihan, the Company and others.
7.25     “Nasdaq” means The Nasdaq Stock Market LLC.
7.26    “New Registration Statement” has the meaning set forth in Section 6.1.
7.27    “Offering” means the private placement of the Company’s Securities contemplated by this Agreement.
7.28    “Ordinary Share” mean ordinary shares, £0.05 nominal value per share, of the Company.
7.29    “Penalty Period” has the meaning set forth in Section 6.3.
7.30    “Person” means any person, individual, corporation, limited liability company, partnership, trust or other nongovernmental entity or any governmental agency, court, authority or other body (whether foreign, federal, state, local or otherwise).
7.31    “Permitted Liens” means (i) any liens arising under the Credit Facility, (ii) liens for unpaid taxes, assessments, or other governmental charges or levies that are not yet delinquent, so long as in each case the underlying taxes, assessments, charges or levies are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, (iii) liens securing judgments for the payment of money, (iv) the interests of lessors under operating leases and licensors under license agreements in each case entered into in the ordinary course of business, (v) liens arising by operation of law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers or suppliers, in each case, incurred in the ordinary course of business and not in connection with the borrowing of money and either (A) for amounts that are not yet delinquent or (B) for amounts that are no more than 30 days overdue that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as such reserves or appropriate provisions, if any, as shall be required by U.S. GAAP shall have been made for any such contested amounts, (vi) liens incurred in the ordinary course of business in connection with

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workers’ compensation and other unemployment insurance, or to secure the performance of tenders, surety and appeal bonds, bids, leases, government contracts, trade contracts and other similar obligations (exclusive of obligations for the payment of borrowed money), and (vii) rights of setoff or bankers’ liens upon deposits of cash in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such deposit accounts in the ordinary course of business.
7.32    “Placement Agent” means Jefferies LLC.
7.33    “Purchase Price” has the meaning set forth in Section 1.1.
7.34     “Purchasers” mean the Purchasers whose names are set forth on the signature pages of this Agreement, and their permitted transferees.
7.35    The terms “register,” “registered” and “registration” refer to the registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.
7.36    “Registrable Securities” means the Shares; provided, however, that securities shall only be treated as Registrable Securities if and only for so long as they (A) have not been disposed of pursuant to a registration statement declared effective by the SEC, (B) have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale or (C) are held by a Holder or a permitted transferee pursuant to Section 6.9.
7.37    “Registration Default” has the meaning set forth in Section 6.3.
7.38    “Registration Expenses” means all expenses incurred by the Company in complying with Section 6.1 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and expenses of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the fees of legal counsel for any Holder).
7.39     “Registration Period” has the meaning set forth in Section 6.4(a).
7.40     “Registration Statement” means any one or more registration statements of the Company filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including without limitation the Initial Registration Statement, the New Registration Statement and any Remainder Registration Statements) and amendments and supplements to such Registration Statements, including post-effective amendments.
7.41    “Remainder Registration Statement” has the meaning set forth in Section 6.1.
7.42    “Required Approvals” has the meaning set forth in Section 2.5(b)
7.43    “Rule 144” means Rule 144 promulgated under the Securities Act, or any successor rule.
7.44    “Rule 415” means Rule 415 promulgated under the Securities Act, or any successor rule.
7.45     “SEC” means the United States Securities and Exchange Commission.
7.46    “SEC Documents” has the meaning set forth in Section 2.6.
7.47    “Securities” has the meaning set forth in Section 1.1.
7.48    “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute.

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7.49    “Selling Expenses” means all selling commissions applicable to the sale of Registrable Securities and all fees and expenses of legal counsel for any Holder.
7.50    “Shares” has the meaning set forth in Section 1.1.
7.51    “Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the shares or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

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ARTICLE 8

JERSEY LAW CONSIDERATIONS
8.1    A copy of this Agreement has been delivered to the registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the registrar has given, and has not withdrawn, consent to its circulation.
8.2    The JFSC has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of securities in the Company. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under such law.
8.3    The parties to this Agreement distinctly understand that, in giving these consents, neither the registrar of companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it.
8.4    If any Purchaser is in any doubt about the contents of this Agreement, such Purchaser should consult its stockbroker, bank manager, solicitor, accountant or other financial adviser.
8.5    The directors of the Company have taken all reasonable care to ensure that the representations and warranties of the Company in this Agreement are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this Agreement, whether of facts or of opinion. All the directors accept responsibility accordingly.
8.6    Each Purchaser understands that the price of the Company’s securities and any income generated from such securities can fluctuate down or up without the Company’s control.
ARTICLE 9

GOVERNING LAW; MISCELLANEOUS
9.1    Governing Law; Jurisdiction. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.
9.2    Counterparts; Signatures by Facsimile. This Agreement may be executed in two or more counterparts, all of which are considered one and the same agreement and will become effective when counterparts have been signed by each party and delivered to the other parties. This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile or e-mail transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.
9.3    Headings. The headings of this Agreement are for convenience of reference only, are not part of this Agreement and do not affect its interpretation.
9.4    Severability. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision will be deemed modified in order to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law will not affect the validity or enforceability of any other provision hereof.
9.5    Entire Agreement; Amendments. This Agreement (including all schedules and exhibits hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement supersedes all

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prior agreements and understandings among the parties hereto with respect to the subject matter hereof. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement. Any amendment or waiver by a party effected in accordance with this Section 9.5 shall be binding upon such party, including with respect to any Securities purchased under this Agreement at the time outstanding and held by such party (including securities into which such Securities are convertible and for which such Securities are exercisable) and each future holder of all such securities.
9.6    Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed email, telex or facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (d) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. The addresses for such communications are:
If to the Company:    Velti plc
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Facsimile: (415) 559-6733
Attention: Alexandros Moukas, Chief Executive Officer

With copies to:    Velti Inc.
Steuart Tower
1 Market Street, Suite 600
San Francisco, California 94105
Facsimile: (415) 449-6733
Attention: Sally J. Rau, Chief Administrative Officer, General Counsel
& Corporate Secretary

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
Facsimile: (650) 687-1106
Attention: Ed Batts, Esq.

If to a Purchaser: To the address set forth immediately below such Purchaser’s name on the signature pages hereto. Each party will provide ten days’ advance written notice to the other parties of any change in its address.

9.7    Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties and their successors and assigns. The Company will not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers, and no Purchaser may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company, except as permitted in accordance with Section 6.9 hereof.
9.8    Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto, their respective permitted successors and assigns and the Placement Agent, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
9.9    Further Assurances. Each party will do and perform, or cause to be done and performed, all such further acts and things, and will execute and deliver all other agreements, certificates, instruments and documents, as another party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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9.10    No Strict Construction. The language used in this Agreement is deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
9.11    Equitable Relief. The Company recognizes that, if it fails to perform or discharge any of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Purchasers. The Company therefore agrees that the Purchasers are entitled to seek temporary and permanent injunctive relief in any such case. Each Purchaser also recognizes that, if it fails to perform or discharge any of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Company. Each Purchaser therefore agrees that the Company is entitled to seek temporary and permanent injunctive relief in any such case.
9.12    Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, or are deemed affiliates with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.
9.13    Waiver of Jury Trial. In any action, suit, or proceeding in any jurisdiction brought by any party against any other party, the parties each knowingly and intentionally, to the greatest extent permitted by applicable law, hereby absolutely, unconditionally, irrevocably and expressly waives forever trial by jury.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

Velti plc

By:	/s/ Alex Moukas
Name:	Alex Moukas
Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	PARK WEST PARTNERS INTERNATIONAL, LIMITED
By:	Park West Asset Management LLC
Its:	Investment Manager

By:	/s/ James J. Watson
Names:	James J. Watson
Title:	Chief Executive Officer
Address:	900 Larkspur Landing Circle
Suite 165
Larkspur, CA 94939
Facsimile	415-524-2942

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	PARK WEST INVESTORS MASTER FUND, LIMITED
By:	Park West Asset Management LLC
Its:	Investment Manager

By:	/s/ James J. Watson
Names:	James J. Watson
Title:	Chief Executive Officer
Address:	900 Larkspur Landing Circle
Suite 165
Larkspur, CA 94939
Facsimile	415-524-2942

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	HARVEST SMALL CAP PARTNERS, L.P.

By:	/s/ Jeffrey Osher
Names:	Jeffrey Osher
Title:	Portfolio Manager
Address:	600 Montgomery Street,
Suite 1700
San Francisco, CA 94111
Facsimile	415-263-1336

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	HARVEST SMALL CAP PARTNERS MASTERS, Ltd.

By:	/s/ Jeffrey Osher
Names:	Jeffrey Osher
Title:	Portfolio Manager
Mailing Address:	600 Montgomery Street,
Suite 1700
San Francisco, CA 94111
Registered Address:	P.O. Box 31106, 89 Nexus Way, Camana Bay
Grand Cayman, Cayman Islands KY1-1205
Facsimile	415-263-1336

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Variable Insurance Products Fund III: Balanced Portfolio

By:	/s/ Kenneth B. Robins
Names:	Kenneth B. Robins
Title:	Treasurer
Mailing Address:

Facsimile

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund

By:	/s/ Kenneth B. Robins
Names:	Kenneth B. Robins
Title:	Treasurer
Mailing Address:

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[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Fidelity Securities Fund: Fidelity Dividend Growth Fund

By:	/s/ Kenneth B. Robins
Names:	Kenneth B. Robins
Title:	Treasurer
Mailing Address:

Facsimile

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Fidelity Advisor Series I: Fidelity Advisor Stock Selector Mid Cap Fund

By:	/s/ Kenneth B. Robins
Names:	Kenneth B. Robins
Title:	Treasurer
Mailing Address:

Facsimile

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Fidelity Rutland Square Trust II: Strategic Advisers Core Multi-Manager Fund

By,	Pyramis Global Advisors LLC as Investment Manager

By:	/s/ Susanne Riche
Names:	Susanne Riche
Title:	Director
Mailing Address:

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Fidelity Rutland Square Trust II: Strategic Advisers Core Fund

By,	Pyramis Global Advisors LLC as Investment Manager

By:	/s/ Susanne Riche
Names:	Susanne Riche
Title:	Director
Mailing Address:

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Alyesha Master Fund, L.P.

By:	/s/ Jason A. Bragg
Names:	Jason A. Bragg
Title:	CFO of Alyesha Investment Group L.P.
Mailing Address:	c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House, South Church Street
George Town, Grand Cayman, KY1-1104

Facsimile	312-899-7902

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	AYM AGGRESSIVE VALUE FUND, LP

By:	/s/ Abraham Muller
Names:	ABRAHAM MULLER
Title:	MANAGING MEMBER
Mailing Address:	39 BROADWAY
FLOOR 18
NY, NY 10006

Facsimile	646-998-1975

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	PINE RIVER MASTER FUND LTD.

By:	/s/ Jeff Stolt
Names:	Jeff Stolt
Title:	CFO, Pine River Capital Management L.P. Its: Investment Manager
Legal Address:	Maples Corporate Services Ltd.
Ugland House, South Church Street
PO Box 309GT
George Town, Grand Cayman
Cayman Islands, KY1-1104

Mailing Address:	c/o Pine River Capital Management L.P.
601 Carlson Parkway, Suite 330
Minnetonka, MN 55305
Facsimile	612-238-3301

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	NISSWA ACQUISITION MASTER FUND LTD.

By:	/s/ Jeff Stolt
Names:	Jeff Stolt
Title:	CFO, Pine River Capital Management L.P. Its: Investment Manager
Legal Address:	Maples Corporate Services Ltd.
Ugland House, South Church Street
PO Box 309GT
George Town, Grand Cayman
Cayman Islands, KY1-1104

Mailing Address:	c/o Pine River Capital Management L.P.
601 Carlson Parkway, Suite 330
Minnetonka, MN 55305
Facsimile	612-238-3301

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed as of the date first above written.

PURCHASER:	Deutsche Bank Securities, Inc.

By:	/s/ Satish Ramakrishna
Names:	Satish Ramakrishna
Title:	Managing Director
Address:	60 Wall St.
New York
NY 10005

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DISCLOSURE SCHEDULE

delivered pursuant to the
SECURITIES PURCHASE AGREEMENT
dated as of April 18, 2013
among
VELTI PLC,
and
the purchasers listed therein

Reference is made to the Securities Purchase Agreement, dated as of April 18, 2013, by and among Velti plc (the “Company”) and the Purchasers listed therein (the “Agreement”). The representations and warranties of the Company in Article 2 of the Agreement are made subject to the exceptions and qualifications set forth herein. The schedules are qualified in their entirety by reference to specific provisions of the Agreement and are not intended to constitute, and shall not be construed as constituting, separate representations or warranties of the Company.

The section numbers used herein refer to the Sections in the Agreement. Headings and subheadings have been inserted herein for convenience of reference only and shall not have the effect of amending or changing the express description hereof as set forth in the Agreement. Notwithstanding any heading contained herein, each of the matters set forth on this Disclosure Schedule shall be deemed included as a scheduled item with respect to any other provision of the Agreement applicable, regardless of whether specific reference thereto is made herein.

The inclusion of any information (including dollar amounts) in any section of this Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the Company that such information is required to be listed in such section or is material to or outside the ordinary course of the business of the Company, nor shall such information be deemed to establish a standard of materiality (and the actual standard of materiality may be higher or lower than the matters disclosed by such information). In addition, matters reflected in this Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Disclosure Schedule is disclosed solely for purposes of the Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of applicable law or breach of contract).

The information provided in this Disclosure Schedule is being provided solely for the purpose of making the disclosures to the Purchasers under the Agreement. The Company does not assume any responsibility to any person that is not a party to the Agreement for the accuracy of any information herein. The information was not prepared or disclosed with a view to its potential disclosure to others. Subject to applicable law, this information is disclosed in confidence for the purposes contemplated in the Agreement and is subject to the confidentiality provisions of any other agreements entered into by the parties. In disclosing this information, the Company expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

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Schedule 2.3 – Capitalization

On November 14, 2011, the Company completed the acquisition of Mobile Interactive Group Limited (“MIG”), by acquiring all of the outstanding shares of MIG such that MIG became the Company’s wholly-owned subsidiary following the acquisition. In connection with the acquisition, the Company agreed to pay (i) deferred consideration and (ii) contingent consideration based upon MIG achieving certain EBITDA targets during the period. In August 2012, the Company reached an agreement with MIG to set the amount of the contingent consideration at $26.0 million, payable $14.5 million in cash and $11.5 million in the Company’s ordinary shares. The Company will also pay $2.5 million in deferred consideration, payable in the Company’s ordinary shares. The Company expects to pay in April 2013.

On January 16, 2012, the Company completed the acquisition of the remaining equity interests in Ydon Holdings, Ltd. (“CASEE”), by acquiring all of the outstanding shares of CASEE which the Company did not previously own. The Company acquired this interest for an initial cash payment of $8.4 million and up to $20.3 million in contingent consideration. Upon completion of the acquisition, CASEE became the Company’s wholly-owned subsidiary. The contingent consideration to be paid is based on CASEE’s achievement of revenue and gross profit performance during the twelve months ended March 31, 2012 and 2013, with a maximum of $20.3 million. It is payable in two tranches, as soon as reasonably practical after the closing of the financial books for those periods, and may be paid in cash or up to 50% in the Company’s ordinary shares, at the Company’s discretion. The Company is currently negotiating with the shareholder representative of the former shareholders of CASEE concerning the achievement of revenue and gross profit performance and the amount due under the acquisition agreement.

Schedule 2.5 – No Conflicts; Government Consents and Permits

(a)(ii)

On August 2012, the Company entered into a $50.0 million credit facility with HSBC Bank USA, N.A. (“HSBC”), as amended to date (the “Credit Facility”). Under the Credit Facility, the Company is required to obtain HSBC’s approval prior to the execution of the Agreement.

(b)

The Company is required to obtain a consent from the Jersey Financial Services Commission in order to issue the Shares under the Agreement

Schedule 2.9 – Absence of Litigation

Reference is made to Schedule 2.10 below and hereby incorporated by reference.

Schedule 2.10 – Intellectual Property Rights

The Company has received letters on behalf of certain customers notifying the Company that such customers had received third party communications alleging that certain applications of such customers infringed the patent rights of the third parties, and in turn, alleging that the Company is obligated to indemnify the customers relating to these matter as the claims allegedly relate to services that the Company provide to such customers.

Schedule 2.20 – No Registration Rights

The Company granted registration rights to MIG under that certain share purchase agreement, dated November 14, 2011, by and among Barry Houlihan, the Company and others, as amended by the deed of variation dated August 9, 2012 (the “MIG Purchase Agreement”).

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Schedule 2.26 – Use of Proceeds

The Company shall use net proceeds of the sale of the ordinary shares for cash payments to the former shareholders and certain key employees of MIG, as contemplated in the MIG Purchase Agreement.

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EXHIBIT A
SCHEDULE OF PURCHASERS

Purchaser	Shares	Purchase Price
Park West Partners International, Limited and Park West Investors Master Fund Limited*	6,666,667	$10,000,000.50
Harvest Small Cap Partners, L.P.	1,613,333	$2,419,999.50
Harvest Small Cap Partners Master , Ltd.	2,053,334	$3,080,001.00
Variable Insurance Products Fund III:Balanced Portfolio	284,296	$426,444.00
Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund	192,692	$289,038.00
Fidelity Securities Fund: Fidelity Dividend Growth Fund	1,639,166	$2,458,749.00
Fidelity Advisor Series I: Fidelity Advisor Stock Selector Mid Cap Fund	215,084	$322,626.00
Fidelity Rutland Square Trust II: Strategic Advisers Core Multi-Manager Fund	976	$1,464.00
Fidelity Rutland Square Trust II: Strategic Advisers Core Fund	147,198	$220,797.00
Alyeska Master Fund L.P.	784,313	$1,176,469.50
Deutsche Bank Securities, Inc.	549.020	$823,530.00
AYM Aggressive Value fund, LP	1,333,333	$1,999,999.50
Pine River Master Fund LTD.	1,000,000	$1,500,000.00
NISSWA Acquisition Master Fund LTD.	50,000	$75,000.00
Total	16,529,412	$24,794,118.00

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*	The Breakdown on the number of shares to be subscribed by Park West Partners International, Limited and Park West Investors Master Fund, Limited to come.

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EXHIBIT B
DLA PIPER LEGAL OPINION

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EXHIBIT C
MOURANT LEGAL OPINION

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ANNEX A
SELLING HOLDER QUESTIONNAIRE

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